Filed pursuant to File No. 022-28846

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

REMY INTERNATIONAL, INC.

(Name of Applicant)

2902 Enterprise Drive

Anderson, Indiana 46013

(Address of Principal Executive Office)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
Third Lien Floating Rate Secured PIK Toggle Notes	$100,000,000 Aggregate Original Principal Amount plus amounts paid-in-kind

Approximate date of proposed public offering:

As soon as practicable after the date of this Application for Qualification.

Kerry A. Shiba

Remy International, Inc.

2902 Enterprise Drive

Anderson, Indiana 46013

(765) 778-5565

(Address, including Zip Code and Telephone Number, including area code, of Agent for Service)

With copies to:

Lisa L. Jacobs, Esq.

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

EXPLANATORY NOTE

The sole purpose of this Amendment is to file an exhibit to the Application. Accordingly, this Amendment consists only of the facing page and this explanatory note. All information in the Application is unchanged and has been omitted.

2

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Remy International, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this Amendment No. 1 to the Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Anderson and State of Indiana, on the 5th day of September 2007.

(Seal)		Remy International, Inc.

Attest:	/s/ Sheila Cannon	By:	/s/ Amitabh Rai
	Name: Sheila Cannon	Name:	Amitabh Rai
	Title: Secretary	Title:	Vice President and Corporate Controller

3

EXHIBIT INDEX

Exhibit No.	Description
Exhibit T3A	Second Amended and Restated Certificate of Incorporation of the Company, in effect as of the date hereof (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-Q for the quarter ended September 30, 2003).

Exhibit T3B	By-laws of the Company, in effect as of the date hereof (incorporated by reference to the Exhibit of the same number to the Company’s Annual Report on Form 10-K for the transition period from August 1, 2000 to December 31, 2000 filed on March 30, 2001).

Exhibit T3C**	Form of Indenture between the Company and Bank of New York, as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E-1*	Solicitation and Disclosure Statement.

Exhibit T3E-2**	Ballots.

Exhibit T3F**	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

*	Filed herewith.
**	Previously filed.